Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Earnings (loss) before income taxes	$3,118.5	$2,680.4	$3,734.2	$776.3	$560.6	$780.0	$10.7
Add:
Share in income of fifty-percent-owned affiliates and distributed income of affiliated companies	18.1	11.3	13.9	9.6	32.5	(49.0)	(51.5)
Interest expense, net of capitalized interest	602.4	652.6	860.4	976.3	842.5	461.0	631.2
Capitalized interest amortized	—	—	—	—	2.2	5.7	11.5
1/3 of rental expense	313.5	282.7	335.5	348.8	298.2	213.8	186.8

Total Earnings	$4,052.5	$3,627.0	$4,944.0	$2,111.0	$1,736.0	$1,411.5	$788.7

Fixed charges:
Interest expense, net of capitalized interest	$602.4	$652.6	$860.4	$976.3	$842.5	$461.0	$631.2
1/3 of rental expense	313.5	282.7	335.5	348.8	298.2	213.8	186.8

Total fixed charges	$915.9	$935.3	$1,195.9	$1,325.1	$1,140.7	$674.8	$818.0
Preferred Stock dividend requirements	—	—	—	—	—	0.8	118.2

Total fixed charges and Preferred Stock dividend requirements	$915.9	$935.3	$1,195.9	$1,325.1	$1,140.7	$675.6	$936.2

Ratio of earnings to fixed charges	4.4x	3.9x	4.1x	1.6x	1.5x	2.1x	Note a

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	4.4x	3.9x	4.1x	1.6x	1.5x	2.1x	Note b

Note:

(a)
Earnings are inadequate to cover fixed charges. The dollar amount of the cover deficiency was $29.3.
(b)
Earnings are inadequate to cover fixed charges and preferred stock dividend requirements. The dollar amount of the cover deficiency was $147.5.